3580 Camel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

August 7, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Eranga Dias
Erin Purnell

Re:	Netlist, Inc.
Registration Statement on Form S-3
Filed July 24, 2024
File No. 333-280985

Dear Mr. Dias and Ms. Purnell:

On behalf of Netlist, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 31, 2024, with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on July 24, 2024 (the “S-3”) (File No. 333-280985).

The Company understands that your review and comments are intended to assist them in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in their filings. The Company shares these objectives and is responding to your comments with these goals in mind. Set forth below are the heading and text of each comment, followed by the Company’s response.

Registration Statement on Form S-3 filed with the Commission on July 24, 2024

General

1.	Please revise your prospectus to identify Lincoln Park as a selling stockholder and include disclosure required under Item 507 of Regulation S-K.

August 7, 2024

Response:

The Company respectfully acknowledges the Staff’s comment. On August 7, 2024, the Company filed a Pre-Effective Amendment No. 1 to the S-3, which removed the prospectus supplement related to the offer and sale of shares of the Company’s common stock that the Company may issue and sell to Lincoln Park Capital Fund, LLC (“Lincoln Park”) from time to time under a purchase agreement that the Company entered into with Lincoln Park on September 28, 2021 (the “Purchase Agreement”). At this time, the Company does not presently intend to use the Purchase Agreement for the remainder of its term.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any additional questions or comments related to this letter, please feel free to contact me directly at MRLevy@mintz.com or 858-314-1873.

Very truly yours,

/s/ Melanie Ruthrauff Levy

Melanie Ruthrauff Levy

cc:	Scott Stanton, Mintz. Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Gail Sasaki, Netlist, Inc.